UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot
Rehovot 7638517, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Notice, Proxy Statement and Proxy Card for Special General Meeting of Shareholders

 Evogene Ltd. (“Evogene”) hereby publishes a notice of a special general meeting of shareholders (the “Meeting”), which is scheduled to take place at 3:00 p.m. (Israel time) on Wednesday, February 5, 2025, at Evogene’s offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel.

  Shareholders of record at the close of business on Monday, January 6, 2025, are entitled to vote at the Meeting.

 Attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is the Notice of Special General Meeting of Shareholders, which contains information concerning the agenda for the Meeting, the required majority for approval of the proposal at the Meeting, the voting procedure and additional general matters related to the Meeting.

 Attached as Exhibit 99.2 to this Form 6-K is the Proxy Statement for the Meeting, which describes in greater detail the proposal to be presented at the Meeting, including background information related to the proposal, additional logistical information concerning the required vote and means of voting on the proposals, and general information concerning Evogene’s board of directors and corporate governance.

 Attached as Exhibit 99.3 to this Form 6-K is the form of proxy card being distributed by Evogene to its shareholders of record as of the record date for the Meeting, which serves as the primary means for those shareholders to cast their votes on the proposal to be presented at the Meeting.

 The contents of Exhibits 99.1, 99.2 and 99.3 to this Form 6-K are incorporated by reference in the registration statements on Form F-3 (Securities and Exchange Commission (“SEC”) File No. 333-277565), and Form S-8 (SEC File Nos. 333-193788, 333-201443, 333-203856 and 333-259215) of Evogene, and will be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits No.
99.1	Notice for the Special General Meeting of Evogene Ltd. to be held on February 5, 2025

99.2	Proxy Statement for the Special General Meeting of Evogene Ltd.

99.3	Proxy Card to be distributed to record shareholders of Evogene Ltd. to cast their vote at the Special General Meeting of Evogene Ltd.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2024	EVOGENE LTD. (Registrant) By: /s/ Yaron Eldad Yaron Eldad Chief Financial Officer